Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

CME/CBOT MERGER:

THE RIGHT TRADE FOR CBOT

MEMBERS AND SHAREHOLDERS

	CME/CBOT MERGER	ICE PROPOSAL

LONG-TERM POTENTIAL	Creates world’s largest and most valuable exchange, best positioned to compete and thrive in today’s globally competitive environment	Combination with niche player does not materially enhance CBOT’s position

GROWTH OPPORTUNITES	Largest player in every major asset class with most liquid benchmark products and strongest distribution network, trading platforms and clearing capabilities; More OTC and spot market opportunities; More potential revenue synergies from complementary products; Stronger history of and potential for product innovation	More limited growth opportunities; Flattening volume; Limited track record; Speculative synergy projections

SHAREHOLDER VALUE	Combined market capitalization of roughly $30 billion; Diversity of revenue and strong balance sheet positions shareholders to benefit from new organic growth opportunities, as well as mergers, acquisitions and partnerships	Value of ICE stock not trading on fundamentals; Undervalued ERP proposal; Uncertain synergies

MEMBER BENEFITS	Superior cash dividend, ERP solution and fixed price tender offer provides greater flexibility and upside potential; Protects core rights and tiered pricing for member liquidity providers; Preserves common clearing link and $1 billion in margin efficiencies; Consolidation of floor and trading platforms creates $70 million in member savings opportunities	History of less-favorable member pricing, declining seat values; Lack of consolidated trading floors and platforms

ABILITY TO INTEGRATE	Ready to start seamless integration on Day One, with minimal risk and no distraction from new growth opportunities	Catastrophic integration risk; Questionable clearing and technology; Independent experts predict at least two years to complete integration

☑ YES

The Choice Is Clear: Vote For the CME/CBOT merger by July 9th!

For additional information, contact DF King & Co., Inc. at 1-800-769-7666	For additional information, contact Georgeson, Inc. at 1-866-834-7793

Forward-Looking Statements This advertisement may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. The actual results or performance by CME or CBOT or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Information regarding the risks that may affect the parties’ performance and the performance of the combined company can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, their most recent quarterly reports on Form 10-Q and their definitive joint proxy statement/prospectus, as supplemented. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this advertisement. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this advertisement.

Additional Information CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. The parties intend to file a supplement to the joint proxy statement/prospectus and mail such supplement to CME and CBOT shareholders as of the record date for the special meetings. This advertisement is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and the supplement thereto and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. CBOT and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

June 25, 2007

SETTING THE RECORD STRAIGHT ON THE CME/CBOT MERGER:

KNOW THE RISKS OF DEALING WITH ICE

Dear CBOT Shareholders:

We are sending this letter to set the record straight and make sure that all CBOT members and shareholders have the facts they need to see through the ICE propaganda and understand the significant risks of their proposal.

ICE Offers a Riskier Currency

The current ICE stock price is clearly being driven by a takeover premium, not by fundamentals. But don’t just take our word for it. The financial community has issued a number of clear warnings about the risk of ICE’s stock:

Bank of Montreal: “If it became evident ICE would win [CBOT], ICE stock would fall substantially.” – Mike Vinciquerra – 6/14/07

Bank of America: “Takeout speculation has been fueling the stock of late, but we do not believe a takeout is likely near-term. And while fundamentals have been decent, we are not sure they are strong enough to support the stock at current levels.” – Chris Allen – 6/14/07

Goldman Sachs: “The biggest risk to our price target is ICE’s potential acquisition of BOT. While the transaction would have attractive long term accretion, there are significant hurdles to completing the integration. Further, should NYMEX attract a larger share of commodity volumes or the global OTC market slow, earnings could underperform our expectations.” – Daniel Harris – 6/14/07

CIBC: “We believe that ICE’s stock has traded higher since the CME revised offer in expectation that ICE would not succeed in its bid attempt and would itself become a takeover target.” – Niamh Alexander – 6/13/07

Deutsche Bank: “We believe ICE would have to raise its bid substantially to overcome CME’s operational advantage, with DOJ approval, and that any new bid could pressure ICE shares to the downside.” – Rob Rutschow – 6/13/07

Credit Suisse: “We believe the greatest near-term risk to our ICE call relates to its bid to merge with CBOT. We believe a successful bid would likely lead to sizeable equity issuance/earnings dilution, higher investment spending and integration risk while dampening ICE’s stand-alone high growth franchise.” – Howard Chen – 6/11/07

ICE Provides a High Risk Proposition

The facts are clear. ICE does not have the technology or clearing capabilities to manage CBOT business. To accommodate your trading activity, ICE Clear will have to increase its clearing capacity by thirteen times NYBOT’s average daily transactions and nineteen times its peak transactions. To handle your electronic trading volume on its platform, ICE will have to increase its technology capacity by six times to handle an average CBOT day and ten times to handle your peak days. Again, you don’t have to take our word for it.

Richard Dennis, Independent Trader: “When it comes to the reliability of trading platforms, the Merc is a nine, the Board of Trade is a six and ICE is a one,” (Richard) Dennis told the Sun-Times. He said that of all the trading glitches he encounters, “80 percent of them are due to ICE and the rest equally to the Board of Trade and the Merc.” – Chicago Sun-Times – 6/21/07

Computer Sciences Corporation, an independent technology consulting firm: “transferring to the ICE platform would create substantial risk to CBOT and its pools of liquidity.” – CSC Report – May 2007

Keep in mind that ICE is still integrating NYBOT and NGX; it still needs to integrate ChemConnect; it stills needs to build new data centers; it still needs to build out NYBOT’s clearing; it still needs to build a London clearing operation; and it just announced another merger with the Winnipeg Commodity Exchange.

ICE Wants to Minimize the Value of Your CBOE Exercise Rights

Through its proposal with CBOE, ICE has undervalued your exercise rights. Why have CBOE and ICE drastically undervalued the ERP, offering to buy out your ERPs for a fraction of their value? Do you really trust that ICE and CBOE will protect that value? In contrast, CME and CBOT have now provided a minimum value of $500,000 per ERP along with the upside to unlock the full value.

Jerry Zordani, CBOT member: “The Merc’s latest offer is very compelling. It preserves the exercise rights.” – Chicago Tribune – 6/15/2007

CBOT/CME Merger is the Right Trade for CBOT Members and Shareholders

A CBOT/CME combination delivers real and immediate and long-term benefits for members, shareholders and customers. Together, we will be the industry’s leading exchange with a powerful growth strategy. We will offer the most world’s most diverse derivatives product line available via state of the art trading platform or floor. We will have world-class clearing that will continue to provide over $1 billion in margin efficiencies. We will continue our collective tradition of providing preferred pricing for high volume producers. We have regulatory clearance. And–we are ready to integrate today and can begin delivering value immediately.

As members and shareholders of CBOT Holdings you are sophisticated market participants. You understand risk. On July 9, the choice is clear: vote “YES” on a CBOT/CME combination.

Sincerely,

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. The parties intend to file a supplement to the joint proxy statement/prospectus and mail such supplement to CME and CBOT shareholders as of the record date for the special meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and the supplement thereto and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated march 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.

Statements included in this press release relating to the ICE offer reflect the views of CME’s management.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CME/CBOT: A Combination to Compete Successfully in the Global Marketplace Presentation to ISS Craig Donohue, CEO

© Chicago Mercantile Exchange Inc. All rights reserved.

Discussion of Forward-Looking Statements
Forward-Looking Statements
This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc.
and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December
31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.
Additional Information
CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. The parties intend to file a supplement to the joint proxy statement/prospectus and mail such supplement to CME and CBOT shareholders as of the record date for the special meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and the supplement thereto and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC's Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc.,
Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.
CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its
2007 annual meeting of shareholders, dated march 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.
Statements included in this press release relating to the ICE offer reflect the views of CME's management.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

© Chicago Mercantile Exchange Inc. All rights reserved.

Comparison of Price/Earnings Ratios
17.3 24.0 Nasdaq
19.4 21.9 DBAG
23.0 30.9 NYSE Euronext
36.1 42.5 BOT
37.1 51.2 NMX
27.4 35.3 CME
Price/Earnings Ratio
2008 2007
32.1 46.8 ICE
ICE’s P/E ratios are out of range from their exchange peers
Note: Source CME/CBOT S-4 Filing and Reuters, based on closing prices as of 06/07/21
Take over
speculations drive
price/earnings
ratios
Historically, CME
has had a P/E ratio
higher than ICE

© Chicago Mercantile Exchange Inc. All rights reserved.

ICE CME
Value Comparison from an Institutional Shareholder
Perspective
CME stock price
(tender offer)
$560.00
Implied offer price $196.00
Plus dividend $9.14
Value to institutional
shareholder
$205.14
On a risk adjusted basis, taking into consideration
long term growth opportunities, integration risks
and currency risks, CME’s offer is superior
* estimated by Mike Vinciquerra, BMO Capital Markets (6/15/07)
Analysts have raised concerns about ICE’s
integration capabilities and current valuation ...
ICE stock price
(06/21/07 close)
$158.55
Implied offer price $225.14
Less takeover premium
(15%* to 5% assumed)
$(34) - $(11)
Less breakup fee
($294m)
($5.54)
Less funding of ERP
solution (16% of $333m)
($3.35)
Value to institutional
shareholder
$182.48-$205.00

© Chicago Mercantile Exchange Inc. All rights reserved.

Risks to ICE Value
“If it became evident ICE would win [CBOT], ICE stock would fall substantially, perhaps to $135 or $140.”
~Mike Vinciquerra, BMO Capital Markets (6/15/07)
“We continue to highlight ICE’s merger proposal for CBOT as the greatest near-term risk to our thesis.” ~Credit Suisse (6/13/07)
“We believe any alternative transaction [to the CME / CBOT transaction]
would take on significantly higher clearing integration risk.”
~Credit Suisse (6/13/07)
“The most important and contentious points in the ICE offer, namely the integration plans and promises (timing, risk, and synergies), are unchanged.”
~Fox-Pitt, Kelton (6/13/07)
Recent analysts’ concerns
... nor does ICE have the scale, scope or reach to
mitigate these potential risks

5/11
5/12
5/13
5/14
5/15
5/16
5/17
5/18
5/19
5/20
5/21
5/22
5/23
5/24
5/25
5/26
5/27
5/28
5/29
5/30
5/31
6/1
6/2
6/3
6/4
6/5
6/6
6/7
6/8
6/9
6/10
6/11
6/12
6/13
6/14
6/15
6/16
6/17
6/18
6/19
6/20
6/21

© Chicago Mercantile Exchange Inc. All rights reserved.

$120
$140
$160
$180
$200
$220
ICE Stock Price
–
No Longer Driven by Fundamentals
G
[A] 5/11: CME increases exchange ratio to 0.3500x
[B] 5/15: ICE announces 6/15 launch of Electronic NYBOT financial products
[C] 5/21: N. Chai, CFO of NYX, states “ICE put itself in play…”
[D] 5/24: ICE announces it will hold CBOT member meeting
[E] 5/30: ICE and CBOE execute agreement regarding ERP
[F] 5/31: ICE holds meeting with CBOT members
[G] 6/4:  ICE announces acquisition of ChemConnect; record May volume
[H] 6/11: DOJ approves CME/CBOT merger
[I] 6/12: ICE announces enhanced merger proposal
[J] 6/14: CME/CBOT announce revised merger agreement
[K] 6/18: ICE announces exclusive Russell license
F
ICE Spot
ICE implied
BOT Spot
A
C
Note: CME implied is based on a 0.3500x exchange ratio
B
D
E
H
I
J
K
ICE’s stock has take-over premium built into its price

© Chicago Mercantile Exchange Inc. All rights reserved.

ICE’s
Current Stock Price / Takeover Premium
“If it became evident ICE would win [CBOT], ICE stock would fall substantially, perhaps to $135 or $140.”
~Mike Vinciquerra, BMO Capital Markets (6/15/07)
“We believe that the current merger filled environment could produce a bidder for ICE as globalization in the sector appears to be just getting started.” ~Wachovia (5/3/07)
“We believe that ICE’s stock has traded higher since the CME revised offer in expectation that ICE would not succeed in its bid attempt and would itself become a takeover target.” ~Credit Suisse (6/13/07)
Analysts believe there could be up to a 15%
takeover premium in ICE’s stock price
Recent analysts’ comments on takeover premium

© Chicago Mercantile Exchange Inc. All rights reserved.

Currency Risks in NYSE / Euronext Transaction
($ in millions, except per share amounts)
NYX Annotated Stock Price Chart
ICE Annotated Stock Price Chart
NYX stock has declined by 25% since Euronext
shareholders approved transaction....
12/31/07
Announcement
Date
Shareholder vote
5/22/2006 8/29/2006 12/6/2006 3/15/2007 6/22/2007
$40
$50
$60
$70
$80
$90
$100
$110
$120
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
Price Volume
Volume Traded NYSE Euronext
3/15/2007 5/11/2007 7/6/2007 9/3/2007
$120
$125
$130
$135
$140
$145
$150
$155
$160
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Price Volume
Volume Traded IntercontinentalExchange Inc.
Shareholder vote
... if the 15% takeover premium comes out of ICE’s stock, CBOT shareholders would receive $24 less per share / $1.7B in aggregate

© Chicago Mercantile Exchange Inc. All rights reserved.

Pro Forma Q107 ADV
6,454
741
3,866
3,866
0
2,000
4,000
6,000
8,000
10,000
12,000
CBOT/CME Eurex CBOT/ICE Euronext.liffe NYMEX
CME/CBOT Proposed Merger
contracts in 000s
10,320
4,607
Note:
[1] Eurex and Euronext.liffe include individual equity and equity index options
[2] NYMEX includes Clearport
[3] Sources are company press releases and analyst presentations
7,295
3,431
1,512
CME and CBOT will create
the largest exchange in the world

© Chicago Mercantile Exchange Inc. All rights reserved.

CME
CBOT
ICE
CBOT
CME/CBOT Proposed Merger
CBOT/CME have much greater presence
across all major asset classes and are well positioned to
leverage significant new growth opportunities
CBOT/ICE
CBOT/CME
Note:  CME ADV includes NYMEX products on CME Globex and ICE ADV includes ICE futures and NYBOT futures and options on futures
Q1 2007 Combined ADV by Product Line (in 000’s)
0
2,000
4,000
6,000
8,000
8,000
6,000
4,000
2,000
0
Interest
Rates
Equities FX Comm Energy Metals
6,671
2,305
555
724
586
154
3,032
142
15
818
531
65
Comm Energy Metals
Interest
Rates
Equities FX

© Chicago Mercantile Exchange Inc. All rights reserved.

May07 ADV 6.1M
3
rd
highest month
Jun07 ADV to date
9.1M
CME Globex
®
(electronic)
CME Average Daily Volume
Open Outcry
Privately Negotiated
(contracts in 000’s)
6,358
03 02 01 00 04
917
05 06 07
(contracts in 000’s)
Annual – Long Term Monthly – Short Term
CME
ICE Futures
Jan
07
Mar
07
May
07
Jun
07
MTD
Apr
07
Feb
07
52%
0%
0
2,000
4,000
6,000
8,000
74%
0
2,000
4,000
6,000
8,000

© Chicago Mercantile Exchange Inc. All rights reserved.

CME’s Growth Strategy
•
Globalizing our business
•
Being a leading service provider of
transaction processing services
•
Expanding into over-the-counter/spot
markets
•
Leading product and technology innovation
CME will be the leading global derivatives company by:

© Chicago Mercantile Exchange Inc. All rights reserved.

Globalizing Our Business
CME Globex live
access from more
than 80 countries
7 European/
Asian hubs
•
Regionally focused
sales, education and
marketing to key targets
•
Broadening relationships
in emerging markets
CME provides access to highly liquid markets across all major asset classes on an industry leading technology platform
•
Interest rates
•
Equities
•
Foreign exchange
•
Agricultural commodities
•
Alternative investments
•
Energy
•
Metals

Chicago Board of Trade

NYMEX
NEW YORK MERCANTILE EXCHANGE

© Chicago Mercantile Exchange Inc. All rights reserved.

•
Future opportunities in
Asia, South America and
possibly Europe
Leading Service Provider in Transaction Processing
•
Treasuries
•
Ags
•
Equities
•
Metals
•
Energy
•
Metals
•
Soft Commodities
Transaction Processing
Customer Benefits
•
Scalable platforms
•
Advanced functionality
•
CME customer service
standards
•
Broad distribution/network
effects
•
Proven integration/ time-to-
market advantages
•
Increased profit potential
through CME scale
advantages

© Chicago Mercantile Exchange Inc. All rights reserved.

NYMEX on CME Globex Leads Electronic Energy Trading
601
79
524
334
0
160
320
480
640
Q206 Q306 Q406 Q107 Q207
to date
Total Energy ADV
(contracts in thousands)
NYMEX Energy
on CME Globex
ICE Futures
NYMEX began trading on CME
Globex on June 12, 2006

FXMarketSpace™
a Reuters | CME Company

swapstream
a CME Company

© Chicago Mercantile Exchange Inc. All rights reserved.

Significant Opportunities In Larger OTC/Spot Markets
•
OTC Foreign Exchange
•
OTC Interest Rate Swaps
$2
trillion
$1
trillion
$0.5
trillion
$0.1
trillion
$0.05
trillion
Global
FX
OTC
Interest Rates
US
Treasuries
US
Equities
Europe, Middle East
& Africa
Equities
Average Daily Turnover
Source: BIS 2004 Triennial Survey, SIA, Federal Reserve Bank of New York & World Federation of Exchanges
Celent Report

© Chicago Mercantile Exchange Inc. All rights reserved.

OTC/Spot Market Opportunities
•
Client acquisition and participation on the platform
is continuing to diversify; pipeline is strong
•
Liquidity is building; customers expressing
satisfaction with bid/ask spreads and depth of book
•
Broad geographic reach
Favorable Market Trends
•
Electronic
•
Centralized clearing
•
Algorithmic trading
•
Transparency/anonymity
$0
$150
$300
$450
$600
$750
$900
$1,050
$1,200
$1,350
Apr-07 May-07 June-07
MTD
$331
$509
ADV
(notional value in millions, USD)
$1,206

Notional Value of Contracts
(trillions of US dollars)

© Chicago Mercantile Exchange Inc. All rights reserved.

$0
$50
$100
$150
$200
$250
$300
Interest Rate
Market
FX Market Credit Market Equity Market Commodity
Market
Larger, More Valuable OTC Growth Opportunities
ICE
Opportunities
Source:  June 2006 Notional Value Outstanding per March 2007 BIS Quarterly Review
CBOT/CME
Opportunities
CBOT/CME is better positioned to immediately pursue the
full scope of OTC growth opportunities
$262
trillion
$38
trillion
$20
trillion
$7
trillion
$6
trillion

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Summary Timeline
Original merger agreement - October 17, 2006
ICE offer rejected by CBOT - May 11, 2007
Revised merger agreement - May 11, 2007
DOJ clearance of merger agreement - June 11, 2007
Revised ICE offer rejected - June 14, 2007
CME/CBOT cash dividend
and ERP solution adopted - June 14, 2007
CBOT member and
CME/CBOT shareholder votes - July 9, 2007
Post-close, CME/CBOT in a position to integrate quickly and
smoothly, while maintaining focus on growth initiatives